Exhibit 99.1

Canterbury Park Holding Corporation

Reports First Quarter Results

Shakopee, MN – May 8, 2025 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC), today reported financial results for the first quarter ended March 31, 2025.

($ in thousands, except per share data and percentages)

	Three Months Ended March 31,
	2025	2024	Change
Net revenues	$13,142	$14,098	(6.8)%

Net (loss) income	$(299)	$998	(130.0)%

Adjusted EBITDA (1)	$1,939	$3,213	(39.6)%

Basic EPS	$(0.06)	$0.20	(130.0)%
Diluted EPS	$(0.06)	$0.20	(130.0)%

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

Management Commentary

“Throughout the first quarter of 2025, we remained focused on strategies and actions to address increased competition in our Casino operations. First quarter revenues of $13.1 million and adjusted EBITDA of $1.9 million resulted in an adjusted EBITDA margin of 14.8%, which is consistent with our adjusted EBITDA margin for the trailing twelve months, reflecting our ability to deliver operating efficiencies that partially offset the competitive pressures,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park.

“We are re-focusing and expanding our marketing programs to address the increased competition to our Casino operations. These programs target attracting and retaining new customers and increasing visitation from our existing high-value guests. We will soon welcome Jennifer Lauerman, our new Vice President of Marketing and Entertainment to lead our marketing, event and entertainment functions. Lauerman brings extensive experience and expertise in advertising, brand marketing, and event planning and production having served in a number of regional marketing and event positions including Vice President of Marketing for the Mall of America, one of the largest retail and entertainment venues in the country. By combining the marketing and entertainment functions under this senior executive, we will create operating efficiencies and further position Canterbury as the gaming entertainment venue offering the best service and value for players in the region. We also remain focused on further expanding our offerings of mid- and large-scale events as we continue to accelerate this momentum in 2025, with several record attendance events having already taken place year-to-date, and more new large-scale events planned for this year. These revenue optimization efforts are complemented by our ongoing focus on operating efficiencies, and we expect that collectively these strategies will result in solid annual cash flow this year that will increase in the future as we complete the barn relocation and other large capital improvement projects and begin to receive interest payments on our tax increment financing note.

“Canterbury Commons continues to strengthen its foundation to be a long-term driver of positive economics for the Company as it builds on its vision to be a premier regional destination to live, play, work and stay. We continue to explore additional trackside development opportunities that would add to the nearly 1,000 residential units, five restaurants and breweries, two music and entertainment venues, 57,000 square-feet of office space, and other distinct amenities already open or under construction.

“While our growth and efficiency initiatives are focused on 2025 and beyond, our record of consistent annual cash flow generation, return of capital through our quarterly cash dividend and strong balance sheet are not fully recognized in our current valuation. We have no debt and the value of our cash, tax increment financing receivable and real estate joint ventures is $10 per share. This reflects more than $15 million, or approximately $3.04 per share, in cash and short-term investments, and over $19 million, or approximately $3.80 per share, in tax increment financing receivable on our balance sheet as of March 31, 2025. In addition, we have contributed a total of nearly $17 million, or approximately $3.16 per share, in land and cash to our real estate joint venture development projects. This $10.00 per share value does not include the roughly 50 acres of land held for future development, the value of which is not fully reflected on our balance sheet due to it being reported at cost basis.

“Overall, we are well-positioned to address the recent increased competition in the market as we begin to implement our new marketing initiatives and continue to build out our events strategy and calendar. Finally, we continue to successfully unlock the significant value of our real estate through the development of Canterbury Commons and remain focused on opportunities to create long-term value for our shareholders, including our significant efforts to ensure Canterbury will benefit economically if online sports betting is approved in Minnesota.”

Canterbury Commons Development Update

Swervo continues to make progress on the construction of its state-of-the-art amphitheater, which will be operated by Live Nation. The Company’s barn relocation and redevelopment plan is nearing completion with over 300 stalls completed and in operation, with the balance of the planned backside improvements on schedule for completion in the second quarter of 2025. Canterbury is also nearing completion of the road adjacent to the amphitheater which will unlock the development potential of roughly 25 acres of land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●

Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park has leased 95% of its available units. Following the completion of repairs and receipt of a certificate of occupancy in January 2025 on Phase I of the Triple Crown Residences, 22% of those units are now leased.

●	90% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●	The pizza restaurant, fitness center and BBQ restaurant in the 10,000 square-foot commercial building within the Winners Circle development are all open.
●

Construction of an additional 28,000 square-foot commercial office building within the Winners Circle development is ongoing. The primary user has 50% of the space under lease and discussions are ongoing with other potential tenants.

●

The Company’s joint venture partner, Trackside Holdings, LLC, continues to make progress with construction of an approximately 16,000 square foot project on 3.5 acres of trackside land that will house a new music venue, restaurant and bar scheduled to open in June 2025.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences.

Developer and partner selection for the remaining 50 acres of Canterbury Commons, including 25 acres that will become available for development following the completion of the new road noted above, continues. Additional uses could include office, retail, hotel and restaurants.

Summary of 2025 First Quarter Operating Results

Net revenues for the three months ended March 31, 2025, decreased 6.8% to $13.1 million, compared to $14.1 million in the same period last year. The year-over-year comparison reflects declines of 8.6%, 8.2% and 5.9% in Casino, Pari-mutuel and Food and Beverage revenues, respectively, partially offset by a 9.3% increase in Other revenues. The year-over-year decreases primarily reflect the previously noted competition that is impacting Casino revenues, fewer races nationally impacting Pari-mutuel revenues and lower spend in F&B operations, while the increase in Other revenues reflects strong event admission revenues in the first quarter.

Operating expenses for the three months ended March 31, 2025 were $12.5 million, an increase of $156,000, or 1.3%, compared to operating expenses of $12.3 million for the same period in 2024. The year-over-year increase in operating expenses was primarily driven by increased salaries and wages due to annual wage increases, increased other operating expenses due to increased property taxes, and higher advertising and marketing costs reflecting the implementation of the Company’s expanded and revamped marketing initiatives implemented in the 2025 first quarter. Depreciation expense also increased due to the completion of large capital improvement projects in 2024.

The Company recorded a net loss of $1.6 million and $852,000 from equity investments for the three months ended March 31, 2025 and 2024, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. The increased loss for the three months ended March 31, 2025 is due to the Doran Canterbury II joint venture opening in 2024.

The Company recorded an income tax benefit of $181,000 and income tax expense of $450,000 for the three months ended March 31, 2025 and 2024, respectively. The income tax benefit for the three months ended March 31, 2025 compared to the income tax expense for the same period in 2024 is primarily due to a decrease in income before taxes from operations and a federal interest income tax refund received in the first quarter of 2025.

The Company recorded a net loss of $299,000 and a diluted loss per share of $0.06 for the three months ended March 31, 2025. The Company recorded net income of $1.0 million and diluted earnings per share of $0.20 for the three months ended March 31, 2024.

Adjusted EBITDA, a non-GAAP measure, was $1.9 million in the 2025 first quarter, compared to $3.2 million in the 2024 first quarter.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2025, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about May 9, 2025.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), depreciation and amortization related to equity investments, and interest expense related to equity investments. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Investor Contacts: Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended
	March 31,
	2025	2024
Operating Revenues:
Casino	$9,192,158	$10,056,028
Pari-mutuel	1,078,485	1,174,268
Food and Beverage	1,624,753	1,727,149
Other	1,246,236	1,140,544
Total Net Revenues	13,141,632	14,097,989
Operating Expenses	12,491,961	12,336,114
Income from Operations	649,671	1,761,875
Other Loss, net	(1,129,881)	(313,721)
Income Tax Benefit (Expense)	181,000	(450,000)
Net (Loss) Income	$(299,210)	$998,154

Basic (Loss) Earnings Per Share	$(0.06)	$0.20
Diluted (Loss) Earnings Per Share	$(0.06)	$0.20

RECONCILIATION OF NET INCOME TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended
	March 31,
	2025	2024
NET (LOSS) INCOME	$(299,210)	$998,154
Interest income, net	(443,281)	(538,527)
Income tax (benefit) expense	(181,000)	450,000
Depreciation and amortization	931,488	850,986
EBITDA	7,997	1,760,613
Stock-based compensation	382,457	346,466
Depreciation and amortization related to equity investments	772,293	527,625
Interest expense related to equity investments	776,535	578,315
ADJUSTED EBITDA	$1,939,282	$3,213,019